Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2012 Results

•	Revenues grew 1% before currency
•	Adjusted EBITDA of $864 million with a margin of 27.3%
•	Underlying operating profit of $585 million with a margin of 18.5%
•	Adjusted earnings per share were $0.54, unchanged from the third quarter of 2011
•	2012 Outlook affirmed

NEW YORK, November 2, 2012 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the third quarter ended September 30, 2012. The company reported revenues from ongoing businesses of $3.2 billion, a 1% increase before currency. Adjusted EBITDA decreased 5% from the prior-year period and the corresponding margin was 27.3% versus 28.5% in the third quarter of 2011. Underlying operating profit decreased 15% and the corresponding margin was 18.5% versus 21.6% in the prior-year period. The third quarter of 2011 was the high-water mark for adjusted EBITDA and underlying operating profit margins last year.

Adjusted earnings per share (EPS) were $0.54, unchanged from the prior-year period.

“Third-quarter results met our expectations even as the market environment remained challenging,” said James C. Smith, chief executive officer of Thomson Reuters. “Our resilient subscription-based businesses performed well, while non-recurring revenues were weaker due to difficult prior-year comparables and lower transaction volumes. That said, we continue to make significant progress toward achieving our operational priorities and we remain on track to achieve our full-year outlook.”

“Furthermore, despite what is anticipated to be a continued challenging environment on the top-line, we expect further operational improvements to drive continued efficiencies as we work to achieve sustainable, predictable free cash flow improvement and earnings growth,” continued Mr. Smith.

Thomson Reuters Reports Third-Quarter 2012 Results

Consolidated Financial Highlights

	Three Months Ended September 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2012	2011	Change
Revenues	$3,216	$3,453	-7%
Operating profit	$390	$659	-41%
Diluted earnings per share (EPS)	$0.56	$0.44	27%
Cash flow from operations	$607	$576	5%

Non-IFRS Financial Measures1	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$3,165	$3,197	-1%		1%
Adjusted EBITDA	$864	$911	-5%		-4%
Adjusted EBITDA margin	27.3%	28.5%	-120	bp	-150	bp
Underlying operating profit	$585	$690	-15%		-14%
Underlying operating profit margin	18.5%	21.6%	-310	bp	-320	bp
Adjusted earnings per share (EPS)	$0.54	$0.54	0%
Free cash flow	$376	$360	4%
Free cash flow from ongoing operations	$369	$319	16%

•	Revenues from ongoing businesses were $3.2 billion, a 1% increase before currency.
•
Adjusted EBITDA decreased 5% and the corresponding margin was 27.3% versus 28.5% in the prior-year period. The margin declined as the benefit from no integration expenses in the quarter (versus $39 million in the prior-year period) was offset by lower organic revenue growth; a decrease in high-margin revenues compared to the prior-year period; and anticipated increases in expenses in Financial & Risk related to investments in customer service and customer administration.

•
Underlying operating profit decreased 15% and the corresponding margin was 18.5% versus 21.6% in the prior-year period due to higher depreciation and amortization from investments made in prior periods, planned increases in expenses and nominal revenue growth.

•
Adjusted EPS was $0.54, unchanged from the prior-year period. Anticipated lower underlying operating profit was offset by the elimination of integration expenses and a lower tax rate. Foreign exchange had a $0.01 negative impact on adjusted EPS.

Third-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•
Revenues were flat compared to the prior-year period as the benefit from acquisitions was offset by a decline in organic growth. Growth in Marketplaces and Governance, Risk & Compliance was offset by a decline in the Trading business. Investors revenues were unchanged from the prior-year period.

•	Recurring subscription-related revenues decreased 1%. Transactions-related revenues increased 4% solely due to acquisitions. Recoveries revenues decreased 1% and Outright revenues increased 2%.
________________________________

1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Third-Quarter 2012 Results

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were flat, revenues in the Americas were up 1% while revenues in Asia declined 1%, primarily related to Japan.
•
EBITDA was $440 million, down 16%, with a related margin of 24.7%. EBITDA margin decreased 370 basis points from the prior-year period due to lower organic revenues, planned investments in customer service and customer administration.

•
Operating profit was $283 million, down 26%, with a related margin of 15.9%. Operating profit margin decreased 480 basis points due to the same items that impacted the EBITDA margin and higher depreciation and amortization from product investments made in prior periods.

•	Eikon desktops totaled 25,600 at the end of the third quarter of 2012, up approximately 35% from the end of the second quarter of 2012.

Trading

•
Revenues decreased 4% with growth in Commodities & Energy, Data Feeds & Platform and Elektron hosting offset by desktop cancellations in Exchange Traded Instruments and Fixed Income. Omgeo declined by 17% due to low equity transaction volumes.

•	Recoveries revenues decreased 2%.

Investors

•
Revenues were flat compared to the prior-year period. Investment Management declined 4%, but continued to improve compared to the second quarter (down 5%) and first quarter (down 10%). Investment Management continues to be impacted by weakness in Europe and Asia. Enterprise Content revenues grew 12% (12% of Investors total revenues).

•	Corporates revenues were down 1%. Wealth Management and Banking & Advisory were up 1% and down 1%, respectively, versus the prior-year period.

Marketplaces

•	Revenues increased 7% due to acquisitions with organic revenues down 2%. Tradeweb was up 13% related to the acquisition of Rafferty in 2011.
•
Foreign exchange-related revenues increased 5% due to the acquisition of FXall. Foreign exchange-related organic revenues however declined 2% as overall market volumes declined compared to the prior-year period.

Governance, Risk & Compliance

•	Revenues grew 17%, all organic, to $55 million driven by new sales and continued strong demand for risk and compliance solutions.
•
Thomson Reuters GRC business was recently named by Gartner, Inc. to the prestigious “Leaders Quadrant of the Enterprise Governance, Risk and Compliance Platforms Magic Quadrant.” The announcement was made following Gartner’s evaluation of Thomson Reuters Enterprise GRC solution on completeness of vision and ability to execute.

Thomson Reuters Reports Third-Quarter 2012 Results

Legal

•
Revenues increased 2% (1% organic). US Law Firm Solutions grew slightly driven by a 13% increase in Business of Law revenues (FindLaw and Elite) while research-related revenues declined 3%. Corporate, Government and Academic revenues rose 1%. Global businesses grew 9% with a strong performance by Latin American operations.

•	US print revenues declined 9%, partly timing-related. Excluding US print, revenues grew 5% (3% organic).
•	EBITDA was up slightly from the prior-year period and the associated margin increased 10 basis points to 39.4%. Excluding the benefit of currency, the margin declined 40 basis points.
•
Operating profit was flat and the associated margin was 30.8% compared to 31.3% in the prior-year period. Excluding the benefit of currency, the margin declined 100 basis points due to the decline in print revenues and higher depreciation and amortization expense.

•	73% of Westlaw revenue is now converted to WestlawNext.

Tax & Accounting

•
Revenues increased 10% (3% organic) driven by acquisitions and strong growth in revenues from the ONESOURCE suite and software sales to accounting firms. Organic revenue growth was partly impacted by difficult comparisons to the prior-year period.

•	EBITDA increased 3% and the corresponding margin decreased 120 basis points to 24.8% due mainly to acquisition dilution and a change in business mix.
•	Operating profit decreased 8% and the corresponding margin decreased 230 basis points to 13.0% due to softer revenue growth and software amortization from acquisitions.
•
Tax & Accounting is a seasonal business with a significant percentage of its operating profit traditionally generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•
Revenues were up 3% (flat organic) impacted by strong prior-year comparables. IP Solutions grew 3%, Life Sciences increased 8% and Scientific & Scholarly Research revenues decreased 6% due to strong back-file sales recorded in the prior-year period that did not repeat this year.

•
EBITDA decreased 9% with the corresponding margin declining 380 basis points to 32.9% primarily due to acquisition dilution associated with MarkMonitor and a difficult comparison to the prior-year period when the business benefited from significant back-file sales.

•
Operating profit decreased 14% with the corresponding margin declining 470 basis points to 25.1%. The decline in the margin reflected the same items that impacted the EBITDA margin as well as an increase in depreciation and amortization due to products released in the second half of 2011.

•
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports Third-Quarter 2012 Results

Consolidated Financial Highlights – Nine Months

	Nine Months Ended September 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2012	2011	Change
Revenues	$9,879	$10,230	-3%
Operating profit	$2,094	$1,888	11%
Diluted earnings per share (EPS)	$2.04	$1.41	45%
Cash flow from operations	$1,750	$1,655	6%

Non-IFRS Financial Measures1	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$9,541	$9,435	1%		3%
Adjusted EBITDA	$2,581	$2,516	3%		4%
Adjusted EBITDA margin	27.1%	26.7%	40	bp	30	bp
Underlying operating profit	$1,747	$1,895	-8%		-6%
Underlying operating profit margin	18.3%	20.1%	-180	bp	-180	bp
Adjusted earnings per share (EPS)	$1.52	$1.42	7%
Free cash flow	$1,030	$933	10%
Free cash flow from ongoing operations	$969	$785	23%

•	Revenues from ongoing businesses were $9.5 billion, a 3% increase before currency.
•
Adjusted EBITDA increased 3% and the corresponding margin was 27.1% versus 26.7% in the prior-year period as higher revenues and the elimination of integration expenses in 2012 offset the planned investments in customer service and customer administration.

•
Underlying operating profit decreased 8% and the corresponding margin was 18.3% versus 20.1% in the prior-year period due to higher depreciation and amortization expense related to new product launches and planned increases in expenses.

•
Adjusted EPS was $1.52 compared to $1.42 in the prior-year period. The increase was primarily attributable to the elimination of integration expenses and a lower tax rate, partly offset by lower underlying operating profit.

•	Free cash flow was $1.03 billion, up 10% compared to the prior-year period. Free cash flow from ongoing operations was $969 million, up 23% from the same period in 2011.

Corporate & Other (Including Media)

Third-quarter Media revenues were $79 million, up 1% from the prior-year period (organic growth of 1%). Third-quarter Corporate & Other costs were $43 million compared to $48 million in the prior-year period.

Media revenues for the first nine months of 2012 were $244 million, up 1% from the prior-year period (1% organic). Corporate & Other costs for the first nine months of 2012 were $178 million compared to $186 million in the same period of 2011.

Thomson Reuters Reports Third-Quarter 2012 Results

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2012 that was previously communicated in February. The company continues to expect its:

•	revenues to grow low single-digits in 2012;
•	adjusted EBITDA margin to range between 27% and 28% in 2012;
•	underlying operating profit margin to range between 18% and 19% in 2012 due to higher depreciation and amortization expense; and
•	reported free cash flow to grow 5% to 10% and free cash flow from ongoing operations to grow 15% to 20% in 2012.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced, Thomson Reuters increased its 2012 annual dividend by $0.04 per share to $1.28 per share. A quarterly dividend of $0.32 per share is payable on December 17, 2012 to common shareholders of record as of November 21, 2012.

Year-to-date through November 1, 2012, the company repurchased 5.9 million shares for an aggregate cost of approximately $168 million pursuant to its Normal Course Issuer Bid (NCIB). The company repurchased 4.3 million shares under the current NCIB program which was renewed in May 2012 and authorizes the company to purchase up to 15 million shares.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Third-Quarter 2012 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2012 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy (including the current European Union debt crisis); actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA Carla Jones Senior Vice President +1 646 223 5285 carla.jones@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2012 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2012	2011(1)	Total	Before Currency	Organic
Revenues
Trading	$816	$887	-8%	-4%	-4%
Investors	604	616	-2%	0%	-1%
Marketplaces	303	289	5%	7%	-2%
Governance, Risk & Compliance	55	47	17%	17%	17%
Financial & Risk	1,778	1,839	-3%	0%	-2%
Legal	830	821	1%	2%	1%
Tax & Accounting	262	242	8%	10%	3%
Intellectual Property & Science	219	215	2%	3%	0%
Corporate & Other (includes Media)	79	83	-5%	1%	1%
Eliminations	(3)	(3)
Revenues from ongoing businesses (2)	3,165	3,197	-1%	1%	-1%
Other businesses (3)	51	256
Revenues	$3,216	$3,453	-7%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011
Financial & Risk	$440	$523	-16%	-13%	24.7%	28.4%
Legal	327	323	1%	1%	39.4%	39.3%
Tax & Accounting	65	63	3%	3%	24.8%	26.0%
Intellectual Property & Science	72	79	-9%	-8%	32.9%	36.7%
Corporate & Other (includes Media)	(40)	(38)
Integration programs expenses	-	(39)
Adjusted EBITDA	$864	$911	-5%	-4%	27.3%	28.5%

Underlying Operating Profit (5)
Financial & Risk	$283	$380	-26%	-22%	15.9%	20.7%
Legal	256	257	0%	-1%	30.8%	31.3%
Tax & Accounting	34	37	-8%	-8%	13.0%	15.3%
Intellectual Property & Science	55	64	-14%	-14%	25.1%	29.8%
Corporate & Other (includes Media)	(43)	(48)
Underlying operating profit	$585	$690	-15%	-14%	18.5%	21.6%

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
	2012	2011(1)	Total	Before Currency	Organic
Revenues
Trading	$2,515	$2,668	-6%	-3%	-3%
Investors	1,815	1,866	-3%	-1%	-2%
Marketplaces	893	844	6%	8%	1%
Governance, Risk & Compliance	158	104	52%	53%	17%
Financial & Risk	5,381	5,482	-2%	1%	-1%
Legal	2,425	2,378	2%	3%	1%
Tax & Accounting	855	709	21%	22%	6%
Intellectual Property & Science	644	627	3%	4%	2%
Corporate & Other (includes Media)	244	249	-2%	1%	1%
Eliminations	(8)	(10)
Revenues from ongoing businesses (2)	9,541	9,435	1%	3%	0%
Other businesses (3)	338	795
Revenues	$9,879	$10,230	-3%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011
Financial & Risk	$1,359	$1,514	-10%	-7%	25.3%	27.6%
Legal	916	898	2%	2%	37.8%	37.8%
Tax & Accounting	245	196	25%	26%	28.7%	27.6%
Intellectual Property & Science	219	216	1%	2%	34.0%	34.4%
Corporate & Other (includes Media)	(158)	(157)
Integration programs expenses	-	(151)
Adjusted EBITDA	$2,581	$2,516	3%	4%	27.1%	26.7%

Underlying Operating Profit (5)
Financial & Risk	$891	$1,084	-18%	-14%	16.6%	19.8%
Legal	707	697	1%	1%	29.2%	29.3%
Tax & Accounting	158	127	24%	25%	18.5%	17.9%
Intellectual Property & Science	169	173	-2%	-2%	26.2%	27.6%
Corporate & Other (includes Media)	(178)	(186)
Underlying operating profit	$1,747	$1,895	-8%	-6%	18.3%	20.1%

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2012	2011	Change		2012	2011	Change

Operating profit	$390	$659	-41%		$2,094	$1,888	11%
Adjustments:
Amortization of other identifiable intangible assets	158	152			459	446
Integration programs expenses	-	39			-	151
Fair value adjustments	34	(102)			21	(112)
Other operating losses (gains), net	18	17			(802)	(302)
Operating profit from Other businesses (1), (3)	(15)	(75)			(25)	(176)
Underlying operating profit (1)	$585	$690	-15%		$1,747	$1,895	-8%
Adjustments:
Integration programs expenses	-	(39)			-	(151)
Depreciation and amortization of computer software (excluding Other businesses (1), (3))	279	260			834	772
Adjusted EBITDA (1)	$864	$911	-5%		$2,581	$2,516	3%

Underlying operating profit margin	18.5%	21.6%	-310	bp	18.3%	20.1%	-180	bp
Adjusted EBITDA margin	27.3%	28.5%	-120	bp	27.1%	26.7%	40	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2012	2011	Change	2012	2011	Change

Earnings from continuing operations	$472	$381	24%	$1,736	$1,208	44%
Adjustments:
Tax (benefit) expense	(140)	145		106	371
Other finance (income) costs	(30)	35		(44)	19
Net interest expense	90	102		295	301
Amortization of other identifiable intangible assets	158	152		459	446
Amortization of computer software	175	155		516	481
Depreciation	104	107		323	324
EBITDA	$829	$1,077	-23%	$3,391	$3,150	8%
Adjustments:
Share of post tax (earnings) losses in equity method investees	(2)	(4)		1	(11)
Other operating losses (gains), net	18	17		(802)	(302)
Fair value adjustments	34	(102)		21	(112)
EBITDA from Other businesses (1), (3)	(15)	(77)		(30)	(209)
Adjusted EBITDA (1)	$864	$911	-5%	$2,581	$2,516	3%

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$283	$157	$440	$380	$143	$523
Legal	256	71	327	257	66	323
Tax & Accounting	34	31	65	37	26	63
Intellectual Property & Science	55	17	72	64	15	79
Corporate & Other (includes Media)	(43)	3	(40)	(48)	10	(38)
Integration programs expenses	na	na	-	na	na	(39)
	$585	$279	$864	$690	$260	$911

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$891	$468	$1,359	$1,084	$430	$1,514
Legal	707	209	916	697	201	898
Tax & Accounting	158	87	245	127	69	196
Intellectual Property & Science	169	50	219	173	43	216
Corporate & Other (includes Media)	(178)	20	(158)	(186)	29	(157)
Integration programs expenses	na	na	-	na	na	(151)
	$1,747	$834	$2,581	$1,895	$772	$2,516
__________________________
** excludes Other businesses (1), (3)

na = not applicable

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Earnings attributable to common shareholders	$462	$369	$1,698	$1,182
Adjustments:
Operating profit from Other businesses (1), (3)	(15)	(75)	(25)	(176)
Fair value adjustments	34	(102)	21	(112)
Other operating losses (gains), net	18	17	(802)	(302)
Other finance (income) costs	(30)	35	(44)	19
Share of post tax (earnings) losses in equity method investees	(2)	(4)	1	(11)
Tax on above items	(3)	63	184	190
Interim period effective tax rate normalization (7)	(60)	(15)	(8)	(10)
Discrete tax items	(115)	13	(224)	(33)
Amortization of other identifiable intangible assets	158	152	459	446
Discontinued operations	(2)	-	1	(2)
Dividends declared on preference shares	-	-	(2)	(2)
Adjusted earnings from continuing operations (1)	$445	$453	$1,259	$1,189
Adjusted earnings per share from continuing operations (1)	$0.54	$0.54	$1.52	$1.42

Diluted weighted average common shares (in millions)	828.4	836.7	829.7	838.2

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Operations (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net cash provided by operating activities	$607	$576	$1,750	$1,655
Capital expenditures, less proceeds from disposals	(232)	(218)	(726)	(759)
Other investing activities	1	2	8	39
Dividends paid on preference shares	-	-	(2)	(2)
Free cash flow	376	360	1,030	933
Remove: Other businesses	(7)	(41)	(61)	(148)
Free cash flow from ongoing operations	$369	$319	$969	$785

Footnotes

(1)	Prior-period amounts have been reclassified to reflect the current presentation.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes the Media business) less eliminations. Other businesses (see note (3) below) are excluded.
(3)	Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Other businesses	2012	2011	2012	2011
Revenues	$51	$256	$338	$795

Operating profit	$15	$75	$25	$176
Depreciation and amortization of computer software	-	2	5	33
EBITDA	$15	$77	$30	$209

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Media). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

(8)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing operations.

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Revenues	$3,216	$3,453	$9,879	$10,230
Operating expenses	(2,371)	(2,363)	(7,289)	(7,393)
Depreciation	(104)	(107)	(323)	(324)
Amortization of computer software	(175)	(155)	(516)	(481)
Amortization of other identifiable intangible assets	(158)	(152)	(459)	(446)
Other operating (losses) gains, net	(18)	(17)	802	302
Operating profit	390	659	2,094	1,888
Finance costs, net:
Net interest expense	(90)	(102)	(295)	(301)
Other finance income (costs)	30	(35)	44	(19)
Income before tax and equity method investees	330	522	1,843	1,568
Share of post tax earnings (losses) in equity method investees	2	4	(1)	11
Tax benefit (expense)	140	(145)	(106)	(371)
Earnings from continuing operations	472	381	1,736	1,208
Earnings (loss) from discontinued operations, net of tax	2	-	(1)	2
Net earnings	$474	$381	$1,735	$1,210

Earnings attributable to:
Common shareholders	462	369	1,698	1,182
Non-controlling interests	12	12	37	28

Basic earnings per share	$0.56	$0.44	$2.05	$1.41
Diluted earnings per share	$0.56	$0.44	$2.04	$1.41

Basic weighted average common shares	826,257,191	834,645,519	827,804,739	835,624,471
Diluted weighted average common shares	828,405,144	836,712,254	829,747,967	838,203,018

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30,	December 31,
	2012	2011
Assets
Cash and cash equivalents	$769	$422
Trade and other receivables	1,772	1,984
Other financial assets	81	100
Prepaid expenses and other current assets	604	641
Current assets excluding assets held for sale	3,226	3,147
Assets held for sale	141	767
Current assets	3,367	3,914

Computer hardware and other property, net	1,364	1,509
Computer software, net	1,679	1,640
Other identifiable intangible assets, net	8,215	8,471
Goodwill	16,583	15,932
Other financial assets	390	425
Other non-current assets	552	535
Deferred tax	42	50
Total assets	$32,192	$32,476

Liabilities and equity
Liabilities
Current indebtedness	$1,007	$434
Payables, accruals and provisions	2,442	2,675
Deferred revenue	1,138	1,379
Other financial liabilities	97	81
Current liabilities excluding liabilities associated with assets held for sale	4,684	4,569
Liabilities associated with assets held for sale	18	35
Current liabilities	4,702	4,604

Long-term indebtedness	6,255	7,160
Provisions and other non-current liabilities	2,689	2,513
Other financial liabilities	8	27
Deferred tax	1,176	1,422
Total liabilities	14,830	15,726

Equity
Capital	10,331	10,288
Retained earnings	8,197	7,633
Accumulated other comprehensive loss	(1,508)	(1,516)
Total shareholders’ equity	17,020	16,405
Non-controlling interests	342	345
Total equity	17,362	16,750
Total liabilities and equity	$32,192	$32,476

Thomson Reuters Reports Third-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Cash provided by (used in):
Operating activities
Net earnings	$474	$381	$1,735	$1,210
Adjustments for:
Depreciation	104	107	323	324
Amortization of computer software	175	155	516	481
Amortization of other identifiable intangible assets	158	152	459	446
Net losses (gains) on disposals of businesses and investments	11	(3)	(815)	(389)
Deferred tax	(97)	(55)	(216)	(229)
Other	(65)	(3)	(41)	161
Changes in working capital and other items	(153)	(158)	(211)	(349)
Net cash provided by operating activities	607	576	1,750	1,655

Investing activities
Acquisitions, net of cash acquired	(1,015)	(388)	(1,275)	(1,114)
(Payments for) proceeds from disposals, net of taxes paid	(176)	(5)	1,807	505
Capital expenditures, less proceeds from disposals	(232)	(218)	(726)	(759)
Other investing activities	1	2	8	39
Investing cash flows from continuing operations	(1,422)	(609)	(186)	(1,329)
Investing cash flows from discontinued operations	-	12	90	51
Net cash used in investing activities	(1,422)	(597)	(96)	(1,278)

Financing activities
Repayments of debt	-	(593)	(2)	(646)
Net borrowings (repayments) under short-term loan facilities	-	1,083	(423)	1,063
Repurchases of common shares	-	(319)	(168)	(319)
Dividends paid on preference shares	-	-	(2)	(2)
Dividends paid on common shares	(254)	(247)	(766)	(712)
Other financing activities	32	(17)	52	(31)
Net cash used in financing activities	(222)	(93)	(1,309)	(647)

Translation adjustments on cash and cash equivalents	5	(10)	2	(5)
(Decrease) increase in cash and cash equivalents	(1,032)	(124)	347	(275)
Cash and cash equivalents at beginning of period	1,801	713	422	864
Cash and cash equivalents at end of period	$769	$589	$769	$589